UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject: Disclosure under the Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

Call with media on financial results for the quarter and nine months ended December 31, 2024

The Bank will host a conference call with media at 4:00 p.m. (IST) on January 25, 2025, to discuss the financial results of the Bank for the quarter and nine months ended December 31, 2024.

Dial-in details of the call will be shared with the participants.

Earnings call on financial results for the quarter and nine months ended
December 31, 2024

The Bank will host an earnings call with analysts and investors at 5:00 p.m. (IST) on January 25, 2025 to discuss the financial results of the Bank for the quarter and nine months ended December 31, 2024.

The dial-in details for the conference call are given below:

Universal dial-ins	+91-22-62801154, +91-22-71158055
Toll-free dial numbers	India: 18001201221 Hong Kong: 800964448 Singapore: 8001012045 UK: 08081011573 USA: 18667462133
Pre-registration details https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=8139087&linkSecurityString=37e16fbbd0

The audio recording and transcript of the above calls will be posted on the Bank's website at www.icicibank.com.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: January 22, 2025	By:
			Name :	Vivek Ranjan
			Title :	Assistant General Manager